EXPRESS SCRIPTS, INC.
13900 Riverport Drive
Maryland Heights, Missouri 63043
March 12, 2007
VIA ELECTRONIC MAIL AND COURIER
Mr. Nicholas P. Panos
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	Express Scripts, Inc.
Registration Statement on Form S-4 (File No. 333-140001)
Dear Mr. Panos:
          Pursuant to the provisions of Rule 437 (“Rule 437”) promulgated under the Securities Act of 1933 (the “Securities Act”), Express Scripts, Inc., a Delaware corporation (“Express Scripts”), is making an application to dispense with the written consents of KPMG LLP (“KPMG”), the former independent auditors of Caremark Rx, Inc., a Delaware corporation (“Caremark”), and Ernst & Young LLP (“E&Y”), the Caremark’s current independent auditors, to the incorporation by reference in Amendment No. 2 to the registration statement on Form S-4 (Registration No. 333-140001) (the “Registration Statement”) of the reports of KPMG and E&Y covering the financial statements of Caremark and its subsidiaries incorporated by reference in the Registration Statement and to the inclusion of a reference to KPMG and E&Y under the heading “Experts” in the prospectus/offer to exchange forming a part of the Registration Statement, pursuant to Section 7 of the Securities Act.1
          In support of this application, Express Scripts has attached to this letter (i) an affidavit signed by Thomas M. Boudreau, Senior Vice President and General Counsel of Express Scripts and (ii) an affidavit signed by Edward Stiften, Senior Vice President and Chief Financial

[1]	We note that Express Scripts’ initial registration statement on Form S-4 filed on January 16, 2007 and Amendment No. 1 thereto filed on February 6, 2007 incorporated by reference (as required by SAB 80) certain financial statements relating to AdvancePCS, a subsidiary of Caremark which Caremark acquired in 2004, and had requested Caremark’s cooperation in obtaining the consent of PricewaterhouseCoopers LLP (“PwC”), former independent auditors to AdvancePCS to the inclusion of PwC’s applicable auditor’s reports applicable to AdvancePCS for such periods. The Registration Statement, which has been filed concurrently with the sending of this letter, no longer incorporates financial information of AdvancePCS. Therefore, Express Scripts is no longer required to includes the PwC auditor’s reports.

Officer of Express Scripts, each attesting to Express Scripts’ requests to obtain from Caremark the consents of KPMG and PwC required to be included in the Registration Statement.
          Express Scripts filed the Registration Statement in connection with its unsolicited exchange offer for all of the outstanding shares of Caremark common stock. As described in the Registration Statement, Caremark is currently party to a merger agreement with CVS Corporation (“CVS”).
          Although the Registration Statement incorporates certain of Caremark’s historical Caremark financial statements pursuant to the requirements of Form S-4, Express Scripts has been unable to obtain the consent of KPMG. Express Scripts has made repeated requests to Caremark for its assistance in obtaining this consent and has received no response from Caremark. Copies of these written requests and these requests are attached as Exhibit A and Exhibit B for your reference. Given Caremark’s refusal to even acknowledge its receipt of these requests, Express Scripts is confident that any further requests will be met with the same result.
          Additionally, given the likely futility of waiting for a response to our request to Caremark for the written consent of E&Y with respect to the incorporation by reference to E&Y’s reports dated February 24, 2007, with respect to the consolidated financial statements and schedule of Caremark Rx, Inc.; Caremark Rx, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006; and the effectiveness of internal control over financial reporting as of December 31, 2006, included in Caremark’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Caremark 10-K”) or the reference to E&Y under the heading “Experts” in the prospectus/offer to exchange forming a part of the Registration Statement, Express Scripts hereby asks that this application to dispense be granted immediately.
          Although KPMG no longer serves as Caremark’s independent auditor, Express Scripts notes that, because the financial statements of Caremark and its subsidiaries incorporated by reference into the Registration Statement are the same financial statements incorporated into Amendment No. 3 to the registration statement on Form S-4 (Registration No. 333-139470) filed by CVS (the “CVS S-4”) in connection with the proposed acquisition of Caremark by CVS, its request is not overly burdensome on Caremark or KPMG because no additional significant amount of time, effort or resources should need to be expended by these parties in order to comply with Express Scripts’ request. Additionally we note that the information being incorporated by reference into the Registration Statement, which is the subject of the KPMG report, is the exact same information that Caremark was required to, and did, disclose to its own stockholders as part the CVS S-4 in connection with soliciting approval of the Caremark/CVS merger. Therefore, Express Scripts is not asking that Caremark stockholders rely on any information inconsistent with what has been included in the CVS S-4 or any historical information for which these stockholders have not, in effect, received recent confirmation from Caremark’s auditors. We note that the same is true with respect to the financial statements included in the Caremark 10-K.
          In light of Caremark’s failure to respond to Express Scripts’ written requests to Caremark to obtain these consents, Express Scripts believes that obtaining the requisite consents is impracticable and such requirement should be dispensed with in accordance with Rule 437.

2

          Express Scripts acknowledges that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the issuance of the securities specified in the Registration Statement.

Very truly yours,

EXPRESS SCRIPTS, INC.

By:	/s/ Martin P. Akins

Name:	Martin P. Akins
Title:	Assistant General Counsel and
Assistant Secretary

3

AFFIDAVIT OF THOMAS M. BOUDREAU

STATE OF MISSOURI	)
	)	ss.:
COUNTY OF ST. LOUIS	)
Thomas M. Boudreau, being duly sworn, deposes and says:
1.	I am Senior Vice President and General Counsel of Express Scripts, Inc., a Delaware corporation (“Express Scripts”). I submit this Affidavit in connection with Express Scripts’ application pursuant to the provisions of Rule 437 promulgated under the Securities Act of 1933 (the “Securities Act”).
2.	On January 16, 2007, I sent a letter to addressed to Edward L. Hardin, Executive Vice President and General Counsel of Caremark Rx, Inc., a Delaware corporation (“Caremark”) (with copies to E. Mac Crawford, Chairman, CEO and President of Caremark and Peter Clemens, Executive Vice President & Chief Financial Officer of Caremark), requesting that Caremark deliver to Express Scripts:
(a)	(x) a consent of Caremark’s independent auditors, KPMG LLP (“KPMG”), to the incorporation by reference in Express Scripts’ registration statement on Form S-4 (file no. 333-140001) (the “Registration Statement”) of KPMG’s report dated February 20, 2006 (the “Auditor’s Report”) covering the financial statements of Caremark and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 (the “Incorporated Financial Statements”) or (y) the Incorporated Financial Statements and the Audit Report together with a consent to file each of Incorporated Financial Statements and the Audit Report with the Registration Statement;

(b)	(x) a consent to the incorporation by reference of KPMG’s report dated February 20, 2006 regarding the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting (the “Internal Controls Report”) or (y) the Internal Controls Report together with a consent to file the Internal Controls Report with the Registration Statement;

(c)	(x) a consent to the incorporation by reference in the Registration Statement of PricewaterhouseCoopers LLP’s (“PwC”) report dated May 9, 2003, except with respect to the matter discussed in Basis of Presentation in Note 2 relating to the adoption of EITF 02-16, as to which the date is June 18, 2003 (the “PwC

Auditor’s Report”) covering the financial statements of AdvancePCS and its subsidiaries as of March 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 (the “Incorporated AdvancePCS Financial Statements”), which appears in the Caremark 8-K/A filed on June 7, 2004 or (y) the Incorporated AdvancePCS Financial Statements and the PwC Audit Report together with a consent to file each of Incorporated Financial Statements and the Audit Report with the Registration Statement; and

(d)	the consent of each of KPMG and PwC to the inclusion of a reference to KPMG and PwC, respectively, under the heading “Experts” in the Prospectus forming a part of the Registration Statement.
3.	On March 9, 2007, I sent a letter to addressed to Edward L. Hardin, Executive Vice President and General Counsel of Caremark Rx, Inc., a Delaware corporation (“Caremark”) (with copies to E. Mac Crawford, Chairman, CEO and President of Caremark and Peter Clemens, Executive Vice President & Chief Financial Officer of Caremark), requesting that Caremark deliver to Express Scripts:
(a)	(x) a consent to the incorporation by reference in the Registration Statement of KPMG LLP’s (“KPMG”) report dated February 20, 2006 (the “KPMG Report”) covering the financial statements of Caremark and its subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 (the “2005 10-K Financial Statements”) or (y) the 2005 10-K Financial Statements and the KPMG Report together with a consent to file each of the 2005 10-K Financial Statements and the KPMG Report with the Registration Statement;

(b)	(x) a consent to the incorporation by reference of KPMG’s report dated February 20, 2006 regarding the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting (the “KPMG Internal Controls Report”) or (y) the Internal Controls Report together with a consent to file the KPMG Internal Controls Report with the Registration Statement;

(c)	(x) a consent to the incorporation by reference in the Registration Statement of E&Y’s reports dated February 24, 2007, with respect to the consolidated financial statements and schedule of Caremark Rx, Inc.; Caremark Rx, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006; and the effectiveness of internal control over financial reporting as of December 31, 2006 (the “E&Y Reports”) covering the financial statements of Caremark and its subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, included in Caremark’s Annual Report on

Form 10-K for the year ended December 31, 2006 (the “2006 10-K Financial Statements”) or (y) the 2006 10-K Financial Statements and the E&Y Reports together with a consent to file each of the 2006 10-K Financial Statements and the E&Y Reports with the Registration Statement;

(d)	the consent of each of KPMG and E&Y to the inclusion of a reference to KPMG and E&Y, respectively, under the heading “Experts” in the Prospectus forming a part of the Registration Statement; and
4.	To the best of my knowledge, as of the date of this Affidavit, Express Scripts has not received a response from Caremark to the January 16, 2007 or March 9, 2007 letters.
     IN WITNESS WHEREOF, I have executed this instrument as of the 12th___day of March, 2007.

/s/ Thomas M. Boudreau

Thomas M. Boudreau

Sworn to and Subscribed
before me this 12th day of March, 2007

/s/ Renee E. Burnstein

[NOTARY SEAL]

AFFIDAVIT OF EDWARD STIFTEN

COMMONWEALTH OF MASSACHUSETTS	)
	)	ss.:
COUNTY OF SUFFOLK	)
Edward Stiften, being duly sworn, deposes and says:
1.	I am Senior Vice President and Chief Financial Officer of Express Scripts, Inc., a Delaware corporation (“Express Scripts”). I submit this Affidavit in connection with Express Scripts’ application pursuant to the provisions of Rule 437 promulgated under the Securities Act of 1933 (the “Securities Act”).
2.	On February 7, 2007, following the filing of Amendment No. 1 to Express Scripts’ registration statement on Form S-4 (file no. 333-140001) (the “Registration Statement”), I sent a letter addressed to Edward L. Hardin, Executive Vice President and General Counsel of Caremark Rx, Inc., a Delaware corporation (“Caremark”) (with copies to E. Mac Crawford, Chairman, CEO and President of Caremark and Peter Clemens, Executive Vice President & Chief Financial Officer of Caremark), requesting that Caremark deliver to Express Scripts:
(a)	(x) a consent of Caremark’s independent auditors, KPMG LLP (“KPMG”), to the incorporation by reference in the Registration Statement of KPMG’s report dated February 20, 2006 (the “Auditor’s Report”) covering the financial statements of Caremark and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 (the “Incorporated Financial Statements”) or (y) the Incorporated Financial Statements and the Audit Report together with a consent to file each of Incorporated Financial Statements and the Audit Report with the Registration Statement;

(b)	(x) a consent to the incorporation by reference of KPMG’s report dated February 20, 2006 regarding the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting (the “Internal Controls Report”) or (y) the Internal Controls Report together with a consent to file the Internal Controls Report with the Registration Statement;

(c)	(x) a consent to the incorporation by reference in the Registration Statement of PricewaterhouseCoopers LLP’s (“PwC”) report dated May 9, 2003, except with respect to the matter discussed in Basis of Presentation in Note 2 relating to the adoption of EITF 02-16, as to which the date is June 18, 2003 (the “PwC Auditor’s Report”) covering the financial statements of AdvancePCS and its subsidiaries as of March 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 (the “Incorporated AdvancePCS Financial Statements”), which appears in the Caremark 8-K/A filed on June 7, 2004 or (y) the Incorporated AdvancePCS Financial Statements and the PwC Audit Report together with a consent to file each of Incorporated Financial Statements and the Audit Report with the Registration Statement; and

(d)	the consent of each of KPMG and PwC to the inclusion of a reference to KPMG and PwC, respectively, under the heading “Experts” in the Prospectus forming a part of the Registration Statement.
3.	To the best of my knowledge, as of the date of this Affidavit, Express Scripts has not received a response from Caremark to the February 7, 2007 letter.
IN WITNESS WHEREOF, I have executed this instrument as of the 12th___day of March, 2007.

/s/ Edward Stiften

Edward Stiften

Sworn to and Subscribed
before me this 12th day of March, 2007

/s/ Betty J. Chandler Donahue

[NOTARY SEAL]